

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2018

Marla A. Ryan
Chief Executive Officer
Destination Maternity Corporation
232 Strawbridge Drive
Moorestown, NJ 08057

> **Re: Destination Maternity Corporation**
> **Registration Statement on Form S-3**
> **Filed July 25, 2018**
> **File No. 333-226335**

Dear Ms. Ryan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Hillary Daniels at (202) 551-3959 with any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining